SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.   20549



                                     FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                          PURSUANT TO SECTION 12(b) OR (g) OF THE
                              SECURITIES EXCHANGE ACT OF 1934


                         CUTCO INDUSTRIES, INC.
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             (Exact name of registrant as specified in its charter)

          New York                                    11-1771806
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(State of Incorporation or Organization)     (IRS Employer Identification No.)

6900 Jericho Turnpike, Syosset, New York                  11791
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(Address of principal executive offices)               (Zip Code)


If this form relates to the registration     If this form relates to the
of a class of securities pursuant to         registration of a class of
Section 12(b) of the Exchange Act            securities pursuant to Section
and is effective pursuant to General         12(g) of the Exchange Act and is
Instruction A.(c), please check the          effective pursuant to General
following box. |_|                           Instruction A.(d), please check
                                            the following box. |x|

Securities Act registration statement
 file number to which this form relates:        N/A
                                        -----------------
                                          (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange
         Title of each class                          on which each class is
         to be so registered                          to be registered
         -------------------                          -----------------------

         None





Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights (Pursuant to Rights Agreement dated as of November 10, 1998)
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                          (Title of Class)

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Item 1.           Description of Securities To Be Registered.

                  On November 10, 1998, the Board of Directors of Cutco Industries, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding common share, $.10 par value, of the Company ("Common Stock"). The dividend is payable to holders of record of Common Stock at the close of business on November 23, 1998. Except as described below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $9.00 (the "Purchase Price"). The de scription and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Co., as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that, subject to certain exceptions set forth in the Rights Plan, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date or new issuances will contain a notation incorporating the Rights Agree ment by reference and (iii) the surrender for transfer of any certificates for Common Stock out standing will also constitute the transfer of the Rights associated with the Common Stock repre sented by such certificate.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 23, 2008, unless earlier redeemed or extended by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that a Person becomes an Acquiring Person (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the independent Directors of the Company who are not representatives, nominees, Affiliates or Associates of an Acquiring Person, after receiving advice from one or more investment banking firms, to be fair and not inadequate and otherwise in the best interest of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash,

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property or other securities of the Company),  having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one-third of one share). Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or
(under  certain   circumstances   specified  in  the  Rights   Agreement)  were,
beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $9.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $18.00 worth of Common Stock (or other consideration, as noted above) for $9.00. Assuming that the Common Stock had a per share value of $4.50 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $9.00.

                  In the event that, any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the stockholders of the Company, as described in the preceding paragraph) or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

                  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                  At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of one-half of a cent per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemp tion price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

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                  Until a Right is exercised,  the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement, provided such shortening or lengthening is for the purpose of enhancing the benefits of the Rights. The foregoing notwithstanding, no amendment shall be made prior to the Distribution Date if at such time the Rights are not redeemable.

                  A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Rights Agent. This Summary Description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

                  As of June 30, 1998, there were 780,625 shares of Common Stock of the Company issued and outstanding. As of June 30, 1998, options to purchase 108,000 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on November 23, 1998, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

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Item 2.           Exhibits.

         1 Rights Agreement, dated as of November 10, 1998, between CutCo Industries, Inc. and American Stock Transfer & Trust Co., as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Stock as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

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                                                 SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 1998                  CUTCO INDUSTRIES, INC.


                                          By: /s/ Marvin W. Marcus
                                          Name: Marvin W. Marcus
                                          Title:   Chairman of the Board


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                                               EXHIBIT INDEX



Exhibit     Description                                                 Page
-------     -----------                                                 ----
  1        Rights Agreement, dated as of November 10, 1998 between
           CutCo Industries, Inc. and American Stock Transfer & Trust Co., as Rights Agent, including the form of Rights Certifi cate as Exhibit A and the Summary of Rights to Purchase Preferred Stock as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).











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